

December 8, 2020

<u>Via E-Mail</u>
Don S. Williams, Esq.
Hogan Lovells International LLP
Suite 1804-1808, Park Place
1601 Nanjing Road West
Jing An District
Shanghai 200040

   Re: **Acorn International, Inc.**
      Amendment No. 1 to Schedule 13E-3
      Filed by Acorn International, Inc., First Ostia Port Ltd., Second Actium Coin
        Ltd., Robert W. Roche, Ritsuko Hattori-Roche, Catalonia Holdings, LLC
        and Bireme Limited
      Filed on November 27, 2020
      File No. 5-83555

Dear Mr. Williams:

   We have reviewed your response dated December 7, 2020 responding to our comment letter dated December 4, 2020 and requesting reconsideration of the staff's comment that the Company include the furnished financial information in the Rule 13e-3 materials that will be disseminated to shareholders. We note that your response acknowledges that the Company put the earnings release "out into the market." Please revise the Rule 13e-3 materials that will be disseminated to shareholders to include the interim financial information contained in the earnings release. Refer to section H.9. of the July 2001 Interim Supplement to Publicly Available Telephone Interpretations. In addition, your response indicates that "the Company is forced to… obtain a different level of auditor review, as per Regulation S-X (Rules 210.8-03 and 210.10-01(d))." Note that section H.9. states that, for a foreign private issuer, interim financial statements made publicly available would satisfy the quarterly financial requirement of Item 1010 of Regulation M-A. While the Company may choose to seek the aforementioned different level of auditor review prior to including the earnings release in the Rule 13e-3 materials that will be disseminated to shareholders, it is not required to do so.

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Don S. Williams, Esq.
Hogan Lovells International LLP
December 8, 2020
Page 2

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions